AMERICAN LITHIUM REPORTS VOTING RESULTS AT ITS ANNUAL GENERAL AND SPECIAL
MEETING OF SHAREHOLDERS

VANCOUVER, BRITISH COLUMBIA, November 15, 2023 - American Lithium Corp. ("American Lithium" or the "Company") (TSX-V:LI | NASDAQ:AMLI | Frankfurt:5LA1) is pleased to report the voting results for the Company's Annual and Special Meeting of Shareholders (the "Meeting") held today in Vancouver, British Columbia.

Detailed voting results of the election of the Company's board of directors (the "Board of Directors") are set out below:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Andrew Bowering	19,518,784	90%	2,193,649	10%
Simon Clarke	20,863,120	96%	850,313	4%
Laurence Stefan	18,886,928	87%	2,826,505	13%
Ben Binninger	19,684,228	91%	2,029,205	9%
Alex Tsakumis	17,434,224	80%	4,279,209	20%
Claudia Tornquist	19,603,692	90%	2,109,741	10%
Carsten Korch	18,963,090	87%	2,750,343	13%

All nominees, as set forth in the Company's Management Information Circular dated October 16, 2023 (the "Circular"), were elected as directors of American Lithium at the Meeting.

At the Meeting, shareholders also approved: (1) the appointment of Ernst & Young LLP as auditor of the Company for the ensuing year and authorizing the Board of Directors to fix the remuneration of the auditor and (2) the approval of the Company's amended omnibus incentive plan (the "Compensation Plan"), as more particularly described in the Circular.

For further information regarding the matters considered at the Meeting readers are encouraged to review the Circular, a copy of which is available under the profile for the Company on SEDAR+ (www.sedarplus.ca).

About American Lithium

American Lithium is actively engaged in the development of large-scale lithium projects within mining-friendly jurisdictions in the Americas.  The Company is focused on the continued development of its strategically located TLC Lithium Project ("TLC") in the richly mineralized Esmeralda lithium district in Nevada, as well as continuing to advance its Falchani Lithium Project ("Falchani") and Macusani Uranium Project ("Macusani") in southeastern Peru. All three projects, TLC, Falchani and Macusani have been through robust preliminary economic assessments, exhibit strong significant expansion potential and enjoy strong community support.  Pre-feasibility work is advancing well at Falchani and at TLC.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com.

Follow us on Facebook, Twitter and LinkedIn.

On behalf of the Board of Directors of American Lithium Corp.

"Simon Clarke"

CEO & Director

Tel: 604 428 6128

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively "forward-looking statements") within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the ability to appeal the judicial ruling, the anticipated completion of pre-feasibility work, and any other statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", "indicate", "scheduled", "target", "goal", "potential", "subject", "efforts", "option" and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management and are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium's ability to achieve its stated goals;, which could have a material adverse impact on many aspects of American Lithium's businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium's ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium's potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs;  the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium's shares and could negatively affect American Lithium's ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the "Risk Factors" section of American Lithium's Management's Discussion and Analysis filed on October 16, 2023 and in recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.